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Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Reports Strong Third Quarter Fiscal Year 2015 Results

Revenue growth of 25% over prior quarter

        Ottawa, Canada, January 13, 2015 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the third quarter of fiscal year 2015, ended November 30, 2014. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

        Revenue for the third quarter of fiscal year 2015 was $47.3 million, compared with $37.9 million in the second quarter of fiscal year 2015 and $22.2 million in the third quarter of fiscal year 2014. DragonWave had two customers who each generated more than 10% of revenue. Revenue through the Nokia channel was $23.7 million or 50% of total revenue this quarter, versus 60% in the second quarter of this fiscal year and 51% in the third quarter of the prior fiscal year. Another international customer contributed 26% of revenue in third quarter of fiscal year 2015.

        Gross profit in the third quarter of fiscal year 2015 was 16.3%, compared with 15.5% in the second quarter and 11.1% in the third quarter of fiscal year 2014.

        During this quarter, we made good progress on our journey toward profitability. Net loss applicable to shareholders in the third quarter of fiscal year 2015 was ($3.8) million or ($0.05) per basic and diluted share, compared to ($8.9) million or ($0.14) per basic and diluted share in the second quarter of this fiscal year and ($5.5) million or ($0.12) per basic and diluted share in the third quarter of fiscal year 2014.

        "DragonWave delivered strong revenue growth again this quarter as we expected" said Peter Allen, President and CEO. "As we look forward, we believe that we have the opportunity in Q4 to again have sequential revenue growth of up to 10%. We are pleased that we have received first orders for our recently announced Harmony Enhanced product line, which extends our product leadership and will help drive the revenue growth opportunity beyond Q4".

        Cash and cash equivalents totaled $29.5 million at the end of the third quarter of fiscal year 2015, compared to $33.6 million at the end of the second quarter.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on January 14, 2015.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: investor.dragonwaveinc.com/events.cfm

        An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (866) 393-0571

International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave's growth opportunities and the potential benefits of, and demand for, DragonWave's products, as well as our expectations regarding Q4 FY2015 revenue growth. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry. Our forward-looking statement on Q4 FY2015 revenue growth is subject to certain assumptions, including assumptions regarding the timing of orders and deliveries and the capacity of our supply chain.

        Forward-looking statements are provided to help external stakeholders understand DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated January 13, 2015 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

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  Exhibit 99.1
DragonWave Reports Strong Third Quarter Fiscal Year 2015 Results